UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2013

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 5552-84-04-08 acastro@asur.com.mx	Breakstone Group Susan Borinelli (646) 330-5907 sborinelli@breakstone-group.com

ASUR Announces Total Passenger Traffic for

September 2013 Up 10.0% Year over Year

Mexico City, October 3, 2013 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancún Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico today announced that total passenger traffic for September 2013 increased by 10.0% when compared to September 2012.

This announcement reflects comparisons between September 1 through September 30, 2013 and 2012. Transit and general aviation passengers are excluded.

Domestic
Airport	September 2012	September 2013	% Change
Cancún	335,135	368,868	10.1
Cozumel	6,541	6,309	(3.5)
Huatulco	25,612	25,720	0.4
Mérida	85,837	97,047	13.1
Minatitlán	10,685	15,538	45.4
Oaxaca	33,138	35,565	7.3
Tapachula	11,069	11,438	3.3
Veracruz	63,587	69,214	8.8
Villahermosa	74,785	75,640	1.1
Total Domestic	646,389	705,339	9.1

International
Airport	September 2012	September 2013	% Change
Cancún	533,792	594,600	11.4
Cozumel	9,175	8,187	(10.8)
Huatulco	874	677	(22.5)
Mérida	5,123	6,247	21.9
Minatitlán	439	616	40.3
Oaxaca	2,658	3,012	13.3
Tapachula	475	567	19.4
Veracruz	7,659	7,198	(6.0)
Villahermosa	4,342	5,070	16.8
Total International	564,537	626,174	10.9

Total
Airport	September 2012	September 2013	% Change
Cancún	868,927	963,468	10.9
Cozumel	15,716	14,496	(7.8)
Huatulco	26,486	26,397	(0.3)
Mérida	90,960	103,294	13.6
Minatitlán	11,124	16,154	45.2
Oaxaca	35,796	38,577	7.8
Tapachula	11,544	12,005	4.0
Veracruz	71,246	76,412	7.3
Villahermosa	79,127	80,710	2.0
ASUR Total	1,210,926	1,331,513	10.0

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: October 4, 2013